SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2020 KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

Mid-term Dividend Policy and FY2022 Guidance

1.	Dividend Policy from FY2020 to FY2022

•	Return 50% of normalized Separate net income

•	Maintain equal to or greater than the dividends for FY 2019 (KRW 1,100 per share)

2.	Guidance for FY2022 (Separate basis)

•	Revenue to be over KRW 19 trillion

•	Operating profit to be KRW 1 trillion

•	EPS increase 50% from that of 2019

•	ROE to be above 5%

*	Above dividend policy and guidance may be subject to change depending on the future operating conditions and business environment.

*	The company will adjust one-off items including non-recurring profit and loss when calculating normalized net income, and Board of Directors will make a final decision of dividend each year.